Exhibit 21

Subsidiaries of Mobile Mini, Inc.

		Percent
	Jurisdiction of	Ownership by
Name of Subsidiary	Incorporation/Formation	Mobile Mini, Inc.

Mobile Mini I, Inc.	Arizona	100%
Delivery Design Systems, Inc.(1)	Arizona	100%
Mobile Mini, LLC	California	100%
Mobile Mini, LLC	Delaware	100%
Mobile Mini of Ohio LLC	Delaware	100%
A Royal Wolf Portable Storage, Inc.	California	100%
Mobile Mini UK Holdings Limited	United Kingdom	100%
Mobile Mini Holding, B.V.	The Netherlands	100%

(1)	An inactive corporation

	Jurisdiction of	Percent
	Incorporation/Formation	Ownership

Temporary Mobile Storage, Inc.	California	100% - A Royal Wolf Portable Storage, Inc.
Mobile Mini UK, Ltd.	United Kingdom	100% - Mobile Mini UK Holdings Limited
Box Lease Limited	United Kingdom	100% - Mobile Mini UK, Ltd
Mobile Mini B.V.	The Netherlands	100% - Mobile Mini Holdings, B.V.